3/11/03

03014581

SECURI[illegible] ...MISSION
...ngton, D.C. 20549

RECEIVED FEB 2 8 2003 207 SEC MAIL PROCESSING SECTION WASH, D.C.

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 395 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Evergreen Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dorothy M. Cosentino (617) 210-3237
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/13

## OATH OR AFFIRMATION

I, Dorothy M. Cosentino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dorothy M Cosentino
Signature

AVP Corporate Finance
Title

Jeanne A. Byrd
Notary Public
My commission expires: 4-18-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

# Independent Auditors' Report

The Board of Directors
Evergreen Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Evergreen Investment Services, Inc. (the Company, a wholly owned subsidiary of Evergreen Investment Company, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Investment Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 27, 2003

**EVERGREEN INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Financial Condition

December 31, 2002

| | | |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 90,116,980 |
| Receivable from affiliates (note 3) | | 5,268,326 |
| Prepaid expenses and other assets | | 2,429,198 |
| Total current assets | | 97,814,504 |
| Fixed assets, net of accumulated depreciation of $3,787,376 (note 4) | | 540,578 |
| Total assets | $ | 98,355,082 |
| **Liabilities** | | |
| Current liabilities: | | |
| Payable to affiliate (note 3) | $ | 51,141,148 |
| Accounts payable and accrued expenses | | 1,964,408 |
| Total current liabilities | | 53,105,556 |
| Commitments and contingencies (note 5) | | |
| **Stockholder's Equity** | | |
| Common stock, no par value; 40,000 shares authorized; 21,000 shares issued and outstanding | | 6,693,224 |
| Retained earnings | | 38,556,302 |
| Total stockholder's equity | | 45,249,526 |
| Total liabilities and stockholder's equity | $ | 98,355,082 |

See accompanying notes to financial statements.

**EVERGREEN INVESTMENT SERVICES, INC.**

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Operations

Year ended December 31, 2002

| | | |
|---|---|---|
| Revenues: | | |
| Investment income, net | $ | 1,257,362 |
| Total revenues | | 1,257,362 |
| Expenses: | | |
| Compensation and employee benefits (note 6) | | 12,714,831 |
| Sales promotion | | 5,941,692 |
| Travel and entertainment | | 3,612,572 |
| Equipment | | 955,324 |
| Communications | | 618,560 |
| Education | | 530,401 |
| Occupancy | | 218,811 |
| Other | | 655,857 |
| | | 25,248,048 |
| Intercompany charges: | | |
| Corporate overhead (note 3) | | 1,103,208 |
| Interest expense (note 3) | | 568,163 |
| Total expenses | | 26,919,419 |
| Loss before reimbursement | | (25,662,057) |
| Reimbursement received (note 2) | | 24,445,340 |
| Loss before income tax benefit | | (1,216,717) |
| Income tax benefit (note 5) | | (276,494) |
| Net loss | $ | (940,223) |

See accompanying notes to financial statements.

**EVERGREEN INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

| | | Common stock | Retained earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2001 | $ | 6,693,224 | 39,496,525 | 46,189,749 |
| Net loss | | — | (940,223) | (940,223) |
| Balance, December 31, 2002 | $ | 6,693,224 | 38,556,302 | 45,249,526 |

See accompanying notes to financial statements.

**EVERGREEN INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Cash Flows

Year ended December 31, 2002

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (940,223) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | | 622,987 |
| Changes in assets and liabilities: | | |
| Increase in payable to affiliates | | 40,027,739 |
| Increase in accounts payable and accrued expenses | | 650,563 |
| Decrease in receivable from affiliated mutual funds | | 810,205 |
| Decrease in receivable from affiliates | | 792,366 |
| Increase in prepaid expenses and other assets | | (1,072,887) |
| Net cash provided by operating activities | | 40,890,750 |
| Cash flows from investing activities: | | |
| Fixed asset additions | | (45,048) |
| Fixed asset retirements | | 38,893 |
| Net cash used in investing activities | | (6,155) |
| Increase in cash and cash equivalents | | 40,884,595 |
| Cash and cash equivalents, beginning of year | | 49,232,385 |
| Cash and cash equivalents, end of year | $ | 90,116,980 |
| Supplemental disclosures: | | |
| Income tax paid | $ | 1,736,409 |
| Interest paid | | 568,163 |

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Notes to Financial Statements

December 31, 2002

## (1) Organization

Evergreen Investment Services, Inc. (EIS or the Company) is a wholly owned subsidiary of Evergreen Investment Company, Inc. (EICO), which, in turn, is an indirect wholly owned subsidiary of Wachovia Bank, N.A. (WB), a national banking association and a wholly owned subsidiary of Wachovia Corporation (Wachovia). Evergreen Investment Management Company, LLC (EIMCO), an indirect subsidiary of EICO, serves as advisor and administrator for the Evergreen mutual funds, which, as of December 31, 2002, consisted of approximately 115 mutual funds.

EIS is registered as a broker-dealer under the Securities Exchange Act of 1934. EIS acts as marketing agent for the Evergreen mutual funds (the Funds) and, through an agreement with the Funds' distributor, has the right to receive distribution fees directly from the Funds. Effective January 1, 2002, EIS assigned its right to receive these distribution fees to EIMCO.

## (2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

### *(a) Cash and Cash Equivalents*

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are substantially comprised of shares of an affiliated money market mutual fund.

### *(b) Fixed Assets*

Fixed assets consist primarily of automobiles, equipment, and computer software, and are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to seven years.

### *(c) Income Taxes*

The Company's results for the year ended December 31, 2002 will be included in the consolidated federal income tax return of Wachovia. Federal income taxes are calculated as if the Company filed on a separate-return basis and the amount of current tax or benefit calculated is either remitted to or received from Wachovia, and recorded in the consolidated Wachovia tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are also computed on a separate-entity basis.

Deferred income tax assets and liabilities are established for the expected future tax consequences attributable to temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income during the period that includes the enactment date.



(Continued)

*(d)* *Use of Estimates*

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*(e)* *Reimbursement Policy*

The Company operates principally for the benefit of EIMCO and its affiliates. Effective January 1, 2002, the Company began assigning distribution fee revenue to EIMCO (see note 3(c)) and, as a result, the Company began to experience operating losses. In anticipation of these operating losses, the Company and EIMCO entered into a Loss Indemnification Agreement on January 1, 2002 in order for the Company to continue to meet its capital requirements as a registered broker-dealer. Under this agreement, EIMCO reimburses the Company for losses incurred as a result of operations.

## (3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions were as follows:

*(a)* *Due from/Payable to Affiliate*

The Company advances cash not required for direct operational needs to other Wachovia entities. The Company also has established a revolving line of credit with WB on which interest is payable monthly at the average federal funds rate, with a maximum available balance of $100 million. Interest expense of $568,163 was paid on the line of credit during 2002. Interest income of $0 was earned on amounts due from affiliates during 2002. As of December 31, 2002, the Company was in a net payable position, with an outstanding balance of $51,141,148.

*(b)* *Receivable from Affiliates*

Receivables from affiliates represent unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

*(c)* *Assignment of Distribution Fees*

The Company has an agreement with the Funds' distributor, Evergreen Distributors, Inc. (EDI), granting the Company the right to receive distribution fees, and certain portions of contingent deferred sales charges (CDSCs), directly from the Funds subject to certain limitations imposed by the National Association of Securities Dealers, Inc. On January 1, 2002, the Company entered into an agreement (the Assignment Agreement) with EIMCO assigning all of the Company's rights to receive these distribution fees and CDSCs to EIMCO in consideration for EIMCO financing the

broker commissions on the sale of the Funds' Class B and Class C shares. Total fees and CDSCs assigned to EIMCO in 2002 under the Assignment Agreement amounted to $47,835,275.

*(d) Corporate Overhead*

As a service to its subsidiaries, WB provides services such as corporate and executive administration, including technical, treasury, financial, and legal support. The subsidiaries, including EIS, are charged monthly for their pro rata share of these services as corporate overhead.

## (4) Fixed Assets

Fixed assets included the following at December 31, 2002 (in thousands):

| | | |
|---|---|---|
| Automobiles | $ | 974,837 |
| Equipment | | 385,570 |
| Computer equipment | | 309,006 |
| Telephone equipment | | 29,854 |
| Computer software | | 2,628,687 |
| | | 4,327,954 |
| Less accumulated depreciation | | (3,787,376) |
| | $ | 540,578 |

## (5) Income Taxes

The provision for income taxes for the year ended December 31, 2002 is presented below:

| | | Federal | State | Total |
|---|---|---|---|---|
| Current benefit | $ | (362,589) | (54,400) | (416,989) |
| Deferred expense | | 118,237 | 22,258 | 140,495 |
| Total income tax benefit | $ | (244,352) | (32,142) | (276,494) |

The reconciliation of federal income tax rates and amounts to the effective income tax rates and amounts for the year ended December 31, 2002 is presented below:

| | | Tax expense (benefit) | Effective tax rate |
|---|---|---|---|
| Computed tax at statutory rate | $ | (425,851) | 35.0% |
| Entertainment disallowance | | 173,249 | (14.2) |
| State income tax, net of federal income tax benefit | | (20,893) | 1.7 |
| Other | | (2,999) | 0.2 |
| Total income tax benefit | $ | (276,494) | 22.7 |



(Continued)

**EVERGREEN INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)
Notes to Financial Statements
December 31, 2002

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for the year ended December 31, 2002 are presented below:

| | | |
|---|---|---|
| Deferred income tax assets: | | |
| Accrued postretirement benefits | $ | 116,116 |
| Deferred compensation | | 591,367 |
| Depreciation | | 40,268 |
| Net operating loss carryforwards | | 20,542 |
| Deferred income tax assets | | 768,293 |
| Deferred tax assets valuation allowance | | (20,542) |
| Net deferred income tax assets | | 747,751 |
| Deferred income tax liabilities: | | |
| Accrued expenses, deductible when paid | | (14,719) |
| Prepaid pension | | (826,945) |
| Net deferred income tax liabilities | | (841,664) |
| Net deferred income tax assets (liabilities) | $ | (93,913) |

The realization of net deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $20,542 as of December 31, 2002 was established in prior years related to certain state net operating loss carryforwards not expected to be utilized.

At December 31, 2002, EIS had state net operating loss carryforwards of $355,093 which expire in the years 2007 through 2008, if not offset against future taxable income.

The Internal Revenue Service (the IRS) is currently examining Wachovia's federal income tax returns for the years 1997 through 1999. In addition, in November 2001, the IRS issued reports related to the examination of Wachovia's 1994 to 1996 federal income tax returns. Although the amount of any ultimate liability with respect to such examinations cannot be determined, in the opinion of management, any such liability will not have a material impact on the Company's financial position.



(Continued)

## (6) Benefit Plans

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matching savings plan of Wachovia. In addition, Wachovia provides postretirement benefits, principally health care, to employees and their beneficiaries and dependents. Wachovia allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on a consolidated basis. Total benefits expense for the Company for these plans for the year ended December 31, 2002 was $667,041. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's retirement and postretirement plan calculations and is therefore not available.

## (7) Net Capital Requirement

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, as of December 31, 2002, the Company was required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 6 $^{2}/_{3}$% of aggregate indebtedness (as defined). Net capital and the related net capital percentage may fluctuate on a daily basis. At December 31, 2002, EIS had net capital of $35,209,084 which was $31,668,714 in excess of its required minimum net capital of $3,540,370. The Company's ratio of aggregate indebtedness to net capital was 1.51 to 1.

Schedule 1

# EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Computation of Aggregate Indebtedness and Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

| | | |
|---|---|---|
| Net capital | | |
| Total stockholder's equity | $ | 45,249,526 |
| Deductions and/or charges: | | |
| Receivable from affiliates | | (5,268,326) |
| Prepaid expenses and other assets | | (2,429,198) |
| Fixed assets, net | | (540,578) |
| Net capital before haircuts on securities positions | | 37,011,424 |
| Haircut on investment in money market mutual fund | | (1,802,340) |
| Net capital | $ | 35,209,084 |
| Aggregate indebtedness: | | |
| Total liabilities | $ | 53,105,556 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required: | | |
| $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater | $ | 3,540,370 |
| Excess net capital | $ | 31,668,714 |
| Excess net capital at 1,000 percent | $ | 29,898,528 |
| Ratio of aggregate indebtedness to net capital | | 1.51 to 1 |

As required by the Securities and Exchange Commission (SEC), the Company has filed financial statements in the form prescribed by the SEC on Part IIA of the Focus report as of December 31, 2002 (the Filing).

Provided below is a summary of the differences between the results of the net capital computation in the Filing as compared to the results of the computation from the audited financial statements.

| | | Filing | Difference from above |
|---|---|---|---|
| Total stockholders' equity | $ | 45,651,369 | 401,843 |
| Deductions and/or charges: | | | |
| Receivable from affiliates | | (5,268,326) | — |
| Fixed assets, net | | (2,429,198) | — |
| Prepaid expenses and other assets | | (540,578) | — |
| Net capital before haircuts on securities positions | | 37,413,267 | 401,843 |
| Haircut on investment in money market mutual fund | | (1,802,340) | — |
| Net capital | $ | 35,610,927 | 401,843 |
| Aggregate indebtedness | $ | 52,703,713 | (401,843) |
| Excess net capital | $ | 32,097,347 | 428,633 |
| Excess net capital at 1,000 percent | $ | 30,340,555 | 442,027 |
| Ratio of aggregate indebtedness to net capital | | 1.48 to 1 | (0.03) to 1 |

Schedule 2

## EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Exemption

December 31, 2002

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Act of 1934, under Subsection (k)(1). During the year ended December 31, 2002, the Company was in compliance with the conditions for the exemption.

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

## Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Evergreen Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Evergreen Investment Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons; recordation of differences required by rule 17a-13; or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

KPMG

Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 27, 2003